UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-42834

Regentis Biomaterials Ltd.

(Translation of registrant’s name into English)

60 Medinat Hayehudim, Herzliya, Israel 4676652

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On July 2, 2026, Regentis Biomaterials Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Annual General Meeting”). However, the Annual General Meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Annual General Meeting will be reconvened on Tuesday, July 9, 2026 at 3:00 p.m., Israel time, at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regentis Biomaterials Ltd.

Date: July 2, 2026	/s/ Ehud Geller
Ehud Geller Chairman and Chief Executive Officer

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